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                                                                    EXHIBIT 99.1

                     VISTA ANNOUNCES US$1 MILLION FINANCING

DENVER, COLORADO, FEBRUARY 12, 1998 - Michael B. Richings, President and CEO of Vista Gold Corp., announced today that Vista Gold Corp. and Repadre International Corporation have agreed to a US$1.0 million transaction in which Vista Gold will sell a net smelter return royalty on production from its Amayapampa and Capa Circa properties to Repadre for US$500,000 with a concurrent US$500,000 private placement of common shares to Repadre, subject to regulatory approval.

The per share purchase price under the private placement will be the average of US$0.25 and the average closing share price for the 20-day period prior to the closing date of the private placement on the American Stock Exchange, subject to a minimum price of US$0.25 per share and a maximum price of US$0.30 per share.

The royalty will be calculated at a rate of 2 percent of net smelter returns on the first 425,000 ounces of gold produced and reducing to 1 percent thereafter. Both the royalty and common share private placement are subject to completion of due diligence, formal documentation and regulatory approval.

Mr. Richings said, "We are pleased to have the support of Repadre for our Amayapampa and Capa Circa project in Bolivia. Their investment confirms our belief in the economic viability of the project. The proceeds from the transaction will be used for additional exploration, development and care and maintenance at Amayapampa and Capa Circa."

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado, with production from the Hycroft mine in Nevada and development and exploration projects in South America.

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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's 20-F as amended.

For further information, please contact A. J. Ali, CFO and Vice President of Finance, or Mike Richings, President and CEO, at (303) 629-2450 or (888) 629-2450.